

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2010

**Via U.S. Mail and Fax (503) 813-5625**

Mr. Douglas K. Stuver
Chief Financial Officer
Pacificorp
825 N.E. Multnomah Street
Portland, Oregon  97232

> **Re:** **Pacificorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-05152**

Dear Mr. Stuver:

We have reviewed your filing and have the following comments.  You should comply with the comments in all future filings, if applicable.  Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 10. Directors, Executive Officers and Corporate Governance, page 119

1.  For each director identified beginning on page 119, please expand your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure.  See to Item 401(e) of Regulation S-K.

<u>Item 11. Executive Compensation, page 121</u>

<u>Annual Incentive Plan, page 122</u>

2.  We note your disclosure in the first paragraph on page 122 that the annual discretionary cash incentive awards under your Annual Incentive Plan are not based on a specific formula or cap.  However, you then state that "an individual NEO's performance is measured against defined objectives…."  Please disclose these objectives for each of your NEO's and whether the objectives were met.  See Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, with questions regarding these comments or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director